SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2011 with the report for the nine-month periods ended on March 31, 2011 and on March 31, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2011, the Company filed the report for the nine-month period ended on March 31, 2011 and March 31, 2010, as requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules. The result of such nine-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

March 31, 2011 and 2010

1. Period Results

(nine-month period ended on March 31, 2011 and 2010)

	In thousands of Ps.
	03/31/11	03/31/10
Ordinary	223,161	299,733
Extraordinary	—	—
Period Profit (Loss)	223,161	229,733

2. Net Worth Composition

Capital Stock	578,676	578,676
Treasury Shares	—	—
Capital integral adjustment	274,387	274,387
Treasury Shares capital adjustment	—	—
Premium on Shares	793,123	793,123
Legal Reserve	57,031	40,306
Reserve for new projects	391,262	193,486
Temporary conversion difference	29,605	13,789
Retained Earnings	394,269	470,841
Total Net Worth	2,518,353	2,364,608

In accordance with Article o), Section 63 of the above referred rules, the Company informed that as of May 12, 2010, the capital stock of the Company is Ps.578,676,460, divided into 578,676,460 of registered common shares, face value Ps. 1 each, and with one vote each.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A. with 332,666,752 shares, which represent 57.49% of the issued and outstanding capital.

As of March 31, 2011, without taking into account Cresud´s holding, the amount of 246,009,708 common stock of face value Ps. 1 each and 1 vote each are held by the rest of the shareholders. Such amount of shares represents 42.51% of the issued and outstanding capital stock.

As of March 31, 2011, there are no outstanding warrants or Convertible Notes to acquire the Company’s shares.

Below is an outline of the highlights of this period:

•	Revenues and EBITDA from the rental segments increased 23% and 25%, respectively, during the first 9 months of this fiscal year. They account for 75% of IRSA’s Revenues and 89% of its EBITDA.

•

The performance of these segments was partially offset by lower revenues from the Consumer Financing segment derived from the sale of 80% of Tarshop S.A. in September 2010 and lower results from the Sales and Development segment which had recorded a positive impact in the previous year resulting from higher sales of non-strategic office assets.

•	All this led to an increase in revenues of 6% to Ps. 1,013.4 million and a 5% increase in EBITDA to Ps. 539.5 million for the first nine months of this fiscal year.

•	The Shopping Center segment continues to exhibit a sound performance, with an increase in Sales of 29%, EBITDA/Sales margins at 78% and occupancy levels higher than 97%.

•	Hotel operations have shown a firm recovery during the first nine months of this fiscal year, with an occupancy rate higher than 76% and an increase in EBITDA of 26%.

•	The real estate market looks robust. Market prices for residential and office properties have increased significantly, favorably impacting on our portfolio of land reserves, developments and offices.

•	As a result of partial sales of our interest in Hersha Hospitality Trust, in which we hold an equity interest above 9%, we recognized a gain of more than USD 10 million in this fiscal year.

•	Net income was Ps. 223.2 million compared to Ps. 299.7 million in the same period of the previous fiscal year due to increased financial charges and lower income from Banco Hipotecario S.A.

•

Our Board of Directors has called a General Shareholders’ Meeting scheduled for May 26, in order to deal with the position to adopt at the Shareholders’ Meeting called by Alto Palermo S.A. that will consider an increase in its capital stock. In addition, it will consider the approval of a dividend payment.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: May 12, 2011